FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 2, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 2, 2005                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 25 May 2005 it purchased 500,000 of its Ordinary shares of 25 pence each ("shares") on 27 May, 2005 at a price of 1359.7143 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 92,733,000 of its shares in Treasury and has 5,849,880,440 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                             GlaxoSmithKline plc

                     Document regarding special resolutions
                 passed at the Company's Annual General Meeting
                                on 25th May 2005


Two copies of all the resolutions passed under special business at the Company's AGM on 25th May 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection via the UK Listing Authority's Document Viewing Facility situated at:

         Financial Services Authority
         25 North Colonnade
         Canary Wharf
         London
         E14 5HS

         Tel: 020 7066 1000.



S M Bicknell
Company Secretary

27 May 2005

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 25 May 2005 it purchased 500,000 of its Ordinary shares of 25 pence each ("shares") on 31 May, 2005 at a price of 1358.005 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 93,233,000 of its shares in Treasury and has 5,849,458,581 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 31 May 2005, that as a result of a movement in the fund on 26 May 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,320,808 to 18,301,017 at an average price of $49.49.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

31 May 2005

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 25 May 2005 it purchased 500,000 of its Ordinary shares of 25 pence each ("shares") on 1 June 2005 at a price of 1364.9265 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 93,733,000 of its shares in Treasury and has 5,848,991,837 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

31 May 2005                 Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 4,079 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 1 June 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

1 June 2005